Exhibit 3.18

AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

of

ENGINEERED SOLUTIONS, L.P.

an Indiana limited partnership

February 21, 2001 and

Amended and Restated as of August 31, 2003

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

This Amended and Restated Limited Partnership Agreement is made as of the 31st day of August, 2003, by and between Versa Technologies, Inc., a Delaware corporation, as the General Partner, Actuant Investments Inc. (formerly, APW Investments Inc.), a Nevada corporation, as a Limited Partner, and Actuant Corporation, a Wisconsin corporation, as a Limited Partner.

ARTICLE I

DEFINITIONS

In addition to the other definitions contained in this Agreement, the following terms used in this Agreement shall have the following meanings:

Act. The Indiana Revised Uniform Limited Partnership Act (Indiana Code, Tile 23, Article 16), as amended from time to time.

Adjusted Capital Account Deficit. “Adjusted Capital Account Deficit” means, with respect to any Partner, the deficit balance, if any, in such Partner’s Capital Account as of the end of the relevant fiscal period after giving effect to the following adjustments: (a) the credit to such Capital Account of any amounts which such Partner is obligated to restore under this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and Treasury Regulations Section 1.704-2(i)(5); and (b) the debit to such Capital Account of the amounts described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704- 1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

Affiliate. Affiliate means, when used with reference to a specified Person, (a) any Person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with a specified Person, and (b) any relative or spouse of a specified Person.

Affirmative Vote. The affirmative vote, approval or consent, as the case may be, of the Limited Partners whose Participation Percentages exceed fifty (50%) in the aggregate of the total Participation Percentages held by all Limited Partners.

Bankruptcy. Bankruptcy of a General Partner means any of the following: (a) the filing of an application by a General Partner for, or such General Partner’s consent to, the appointment of a trustee for such General Partner’s assets; (b) the filing by a General Partner of a pleading in any court of record admitting in writing such General Partner’s inability to pay debts as they come due; (c) the making by a General Partner of a general assignment for the benefit of creditors; or (d) the filing of a voluntary or involuntary petition by or against a General Partner seeking relief under the bankruptcy, arrangement, reorganization or other debtor relief laws of the United States or any state or other jurisdiction, which petition, if involuntary, remains undismissed or unstayed for sixty (60) days.

Capital Account. The capital account of a Partner, as described and maintained in accordance with Section 4.4.

Capital Contributions. All contributions by a Partner to the capital of the Partnership pursuant to this Agreement (net of liabilities assumed or to which the assets are subject), without reduction for any Distributions to the Partners.

Capital Transaction. Any transaction not in the ordinary course of business which results in the Partnership’s receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of property not in the ordinary course of business, financings, refinancings, condemnations, recoveries of damage awards, and insurance proceeds.

Carrying Value. With respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(a) the initial Carrying Value of any asset contributed (or deemed contributed) to the Partnership shall be such asset’s fair market value (without reduction for associated liabilities) at the time of such contribution;

(b) if the Partnership elects to adjust the Capital Account balances of the Partners to reflect the fair market value of the Partnership’s assets at a given time in accordance with Reg. § 1.704-1(b)(2)(iv)(f), the Carrying Values of all Partnership assets shall be adjusted to equal their respective fair market values (without taking into account associated liabilities) at such time; and

(c) the Carrying Value of an asset that has been determined pursuant to paragraph (a) or (b) shall thereafter be adjusted as would the asset’s adjusted basis for federal income tax purposes except that Depreciation shall be computed as provided herein.

Cash Flow. All cash funds derived from operations of the Partnership or from any Capital Transaction (including interest received on reserves), without reduction for any noncash charges, but less cash funds used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the General Partner. Cash Flow shall be increased by the reduction of any reserve previously established.

Contribution Agreement. The Contribution Agreement, dated the date hereof, between Actuant Corporation, a Limited Partner, and the Partnership.

Depreciation. For each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Carrying Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the Tax Matters Partner,

Distributions. The amount of Cash Flow actually paid to the Partners with respect to any fiscal year of the Partnership.

General Partner. The General Partner executing this Agreement and/or any other Person admitted as a general partner of the Partnership pursuant to the terms of this Agreement, in such Person’s capacity as a general partner of the Partnership. If there is more than one general partner at any time, then references to “General Partner” means any and all such General Partners.

Interest. The interest, or part thereof, of a Partner in the Partnership, including the rights of such Partner to any and all benefits to which a Partner in such Partner’s capacity as a partner may be entitled hereunder, except that the right of a transferee of an Interest to become a Substitute Limited Partner shall be governed by Article VIII.

Internal Revenue Code or the Code. The Internal Revenue Code of 1986, as the same may be amended, or any corresponding or succeeding law.

Limited Partners. The Limited Partners executing this Agreement and/or any other Person admitted as a limited partner of the Partnership pursuant to the terms of this Agreement, in such Person’s capacity as a limited partner of the Partnership.

Participation Percentage. A Partner’s percentage share of Distributions and Profits and Losses. The Partners’ initial Participation Percentages are 1% for the initial General Partner and 99% for the initial Limited Partner. The Partners’ initial amended Participation Percentages are 0.17% for the General Partner, 17.13% for Actuant Investments Inc. and 82.70% for Actuant Corporation. The Participation Percentages shall be amended each time a contribution is made to the Partnership in accordance with the fair market values of each Partner’s interest at the time of such contribution and shall be shown in Exhibit B.

Partner Nonrecourse Debt. Partner nonrecourse debt, as determined in Treasury Regulations Section 1.704-2(b)(4).

Partner Nonrecourse Deductions. Partner nonrecourse deductions, as determined in Treasury Regulations Section 1.704-2(i)(2).

Partners. The signatories to this Agreement and/or any other Person admitted as a partner of the Partnership pursuant to the terms of this Agreement, in such Person’s capacity as a partner of the Partnership.

Partnership. The Indiana limited partnership organized pursuant to this Agreement.

Partnership Minimum Gain. The amount of gain (of whatever character), if any, determined by and computed in accordance with the principles set forth in Treasury Regulations Section 1.704-2(b), with respect to each nonrecourse liability of the Partnership, that would be realized by the Partnership if it disposed of (in a taxable transaction) the property subject to such liability in full satisfaction thereof (and for no other consideration) and then by aggregating the amounts so computed.

Partnership Property. All property of the Partnership.

Person. An individual, a general partnership, a limited partnership, a domestic or foreign limited liability company, a trust, an estate, an association, a corporation or any other legal or commercial entity.

Profits and Losses. Profits or Losses means, for each fiscal year of the Partnership or other period of the Partnership, an amount equal to the Partnership’s taxable income or loss for the year or other period, determined in accordance with Section 703(a) of the Code (including all items of income, gain, loss or deduction required to be stated separately under Section 703(a)(1) of the Code), with the following adjustments:

(a) Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section shall be added to such taxable income or loss;

(b) Any expenditures of the Partnership described in Code Section 705(a)(2)(3) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section .704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to this Section shall be subtracted from such taxable income or loss;

(c) In the event the Carrying Value of any Partnership asset is adjusted pursuant hereto as a result of the Partnership’s election to adjust the Capital Account balance of the Partners to reflect the fair market value of the Partnership’s assets, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Partnership Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Carrying Value of the Partnership Property disposed of, notwithstanding that the adjusted tax basis of such Partnership Property differs from its Carrying Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period, computed in accordance with this Agreement; and

(f) Notwithstanding any other provision in this Section any items which are specially allocated pursuant to Sections 5.3 through 5.8 hereof shall not be taken into account in computing Profits or Losses.

Substitute Limited Partner. A Person acquiring an Interest from a Limited Partner and being admitted as a Limited Partner in accordance with Article VIII of this Agreement.

Tax Matters Partner. The Person holding such position pursuant to Section 10.4.

Treasury Regulations. The Treasury regulations promulgated under the Code, as such regulations may be amended from time to time. All references herein to specific sections of the Treasury regulations shall be deemed also to refer to any corresponding provisions of succeeding Treasury regulations, and any references to temporary regulations shall be deemed also to refer to any corresponding provisions of final Treasury regulations.

ARTICLE II

FORMATION AND RELATED MATTERS

2.1 Formation. The parties formed a limited partnership under the Act on February 21, 2001, by causing to be filed a Certificate of Limited Partnership with the Indiana Secretary of State. The Act shall govern the rights and obligations of the parties, except as otherwise expressly stated herein.

2.2 Name. The Partnership shall be conducted under the name “Engineered Solutions, L.P.”.

2.3 Business and Purpose. The principal business and purpose of the Partnership shall be to own, hold, manage, operate, lease, finance, refinance and/or sell or otherwise dispose of Partnership Property, to engage in any other lawful business or activity permitted under the Act, and to take and perform such other actions as may be necessary, incidental or convenient with respect thereto.

2.4 Registered Office and Registered Agent; Principal Place of Business. The registered office of the Partnership in the State of Indiana shall be located at 36 South Pennsylvania Street, Suite 700, Indianapolis, Indiana 46204. The registered agent of the Partnership at such address is CT Corporation System. The Partnership may have offices, including a principal business office, at such places, both within and outside the State of Indiana, as the General Partner may from time to time determine.

2.5 Term. The term of the Partnership shall commence on the date of the filing of the Partnership’s Certificate of Limited Partnership with the Indiana Secretary of State and shall continue until dissolved and liquidated pursuant to Article IX hereof.

ARTICLE III

PARTNERS

3.1 General Partner. The General Partner’s name and business address is:

Versa Technologies, Inc.

6100 N. Baker Road

Glendale, WI 53209

3.2 Limited Partners. The Limited Partners’ name and address is:

Actuant investments Inc.

3993 Howard Hughes Pkwy., #100

Las Vegas NV 89109

Actuant Corporation

6100 N. Baker Road

Glendale, WI 53209

ARTICLE IV

CAPITAL CONTRIBUTIONS

4.1 Capital Contributions of the Partners. The Limited Partner and General Partner shall initially contribute the respective amounts set forth on Exhibit A attached hereto. Other than as set forth above, no Partner shall have any liability for or be required to make any additional Capital Contributions.

4.2 No Interest Earned on Capital Contributions. No Partner shall be entitled to receive interest on such Partner’s capital contributions.

4.3 Withdrawal of Capital. Prior to the dissolution and liquidation of the Partnership under Article IX, no Partner shall be entitled to receive a return of, or withdraw, any part of such Partner’s Capital Contribution.

4.4 Capital Accounts. The General Partner shall establish a separate Capital Account for each Partner. Each such Capital Account (a) shall be increased by (i) the amount of money and the fair market value of property contributed by the Partner to the Partnership (net of liabilities secured by such property which the Partnership is considered to assume or take subject to pursuant to Section 752 of the Code) and (ii) allocations to the Partner of Profits; and (b) shall be decreased by (i) the amount of money and fair market value of property distributed to the Partner by the Partnership (net of liabilities secured by such property which the Partner is considered to assume or take subject to pursuant to Section 752 of the Code), (ii) allocations to the Partner of expenditures of the Partnership described in Section 705(a)(2)(B) of the Code, and (iii) allocations to the Partner of Losses; and (c) shall be increased or decreased by any other allocation or adjustment as provided under Treas. Reg. § 1.704-1(b) or any other corresponding provision under future regulations.

ARTICLE V

ALLOCATIONS OF PROFITS AND LOSSES; DISTRIBUTIONS

5.1 Profits and Losses.

(a) Profits. Profits shall be allocated as follows:

(i) First, to the Partners based on the Losses allocated to them pursuant to Section 5.1(b)(iii) hereof until each Partner has been allocated an amount of Profits pursuant to this Section 5.1(a)(i) in the current and previous taxable years that equals the Losses allocated to that Partner pursuant to Section 5.1(b)(iii) hereof in the previous taxable years;

(ii) Second, to the Partners based on the Losses allocated to them pursuant to Section 5.1(b)(ii) hereof until each Partner has been allocated an amount of Profits pursuant to this Section 5.1(a)(ii) in the current and previous taxable years that equals the Losses allocated to that Partner pursuant to Section 5.l(b)(ii) in the previous taxable years.

(iii) Thereafter, to the Partners pro rata in proportion to their respective Participation Percentages.

(b) Losses. Losses shall be allocated as follows:

(i) First, to the Partners based on the Profits allocated to them pursuant to Section 5.1(a)(iii) hereof until each Partner has been allocated an amount of Losses pursuant to this Section 5.1(b)(i) in the current and previous taxable years equal to the Profits allocated to that Partner pursuant to Section 5.1(a)(iii) in the previous taxable years.

(ii) Second, to the Partners based on their respective positive Capital Accounts until each Partner has been allocated an amount of Losses pursuant to this Section 5.1(b)(ii) in the current and previous taxable years to reduce that Partner’s Capital Account to zero; and

(iii) Thereafter, to the Partners in proportion to their respective Participation Percentages.

5.2 Distributions. Cash Flow shall be distributed to the Partners in proportion to their respective Participation Percentages, in such amounts and at such times as the General Partner shall determine.

5.3 Qualified Income Offset. Notwithstanding any provision hereof to the contrary:

(a) No allocation of deductions, losses or items thereof under this Agreement shall be made to any Partner to the extent that such allocation (i) would cause such Partner to have an Adjusted Capital Account Deficit as of the last day of such taxable year, (ii) would increase any Partner’s Adjusted Capital Account Deficit, or (iii) in the good faith judgment of the General Partner or upon advice of the Partnership’s independent certified public accounting firm or legal counsel, would otherwise not likely be respected under Section 704(b) of the Code. In any such event, the allocation of such deductions, losses or items thereof to such Partner shall be reduced to the extent necessary to comply with the first sentence of this Section 5.3(a) and the allocation of such deductions, losses or items thereof to the other Partners shall be increased to the same extent. No such determination by the General Partner in its good faith judgment or upon the advice of such accounting firm or legal counsel shall give rise to any claim or cause of action by any Partner.

(b) To the extent any Losses have been specially allocated to any Partner in accordance with Section 5.3(a), then Profits shall thereafter first be specially allocated to such Partner in proportion to and in an amount up to, but not exceeding, the amount of any such allocations of Losses made to the Partner under such Section 5.3(a).

(c) If any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) in an amount not reasonably expected, and if such Partner has an Adjusted Capital Account Deficit as of the last day of such taxable year, then the Partner shall be allocated all items of income and gain, including gross income, of the Partnership for such year and for all subsequent taxable years of the Partnership in the manner provided in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) until such Adjusted Capital Account Deficit has been eliminated. This Section 5.4(c) is intended to constitute a “qualified income offset” within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and all allocations shall be made so as to comply therewith.

5.4 Partnership Minimum Gain Chargeback. Notwithstanding any provision hereof to the contrary, if there is a net decrease in Partnership Minimum Gain for a taxable year of the Partnership within the meaning of Treasury Regulations Section 1.704-2(f)(1), each Partner shall be specially allocated items of income and gain for such taxable year (and, if necessary, for subsequent taxable years) in an amount equal to such Partner’s share of the net decrease in Partnership Minimum Gain, computed in accordance with Treasury Regulations Sections 1.704- 2(f)(1) and 1.704-2(g)(2) and subject to the exceptions set forth in Treasury Regulations Sections 1.704-2(f)(2) and (3). The Partners intend that items with respect to nonrecourse liabilities, if any, shall be determined and allocated in accordance with the so-called “minimum gain chargeback” provisions of Treasury Regulations Section 1.704-2.

5.5 Partner Minimum Gain Chargeback. Notwithstanding any other provision hereof to the contrary (except Section 5.4 hereof), if there is a net decrease in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any taxable year of the Partnership, then each Partner who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt (as determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of income and gain for such taxable year (and if necessary, subsequent taxable years) in an amount equal to the portion of such Partner’s share of the net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt (as determined in accordance with Treasury Regulations Section 1.704-2(i)(4)). Any allocations made pursuant to this Section shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items of income or gain to be specially allocated under this Section 5.5 shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 5.5 is intended to comply with the minimum gain chargeback requirements of Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

5.6 Partner Nonrecourse Deductions. Partner Nonrecourse Deductions shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

5.7 Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Partnership Property undertaken pursuant to Section 734(b) or 743(b) of the Code is required to be taken into account in determining the Capital Accounts of the Partners under Treasury Regulations Section 1.704-1(b)(2)(iv)(m), then the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

5.8 Curative Allocations. The special allocations set forth in Sections 5.3 through 5.7 hereof are intended to comply with the requirements of Treasury Regulations Section 1.704-1(b) and Treasury Regulations Section 1.704-2. These special allocations may lead to results which are inconsistent with the Partners’ intentions concerning their sharing in Distributions. Accordingly, the General Partner is hereby authorized and directed to specially allocate other items of Partnership income, gain, loss and deduction among the Partners, to the extent permitted by the Treasury Regulations, so as to prevent the special allocations required under Sections 5.3 through 5.7 from distorting the Partners’ intentions of the manner in which Distributions are to be made to the Partners upon the dissolution and termination of the Partnership.

5.9 Tax Allocations; Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its initial Carrying Value. In the event the Carrying Value of any Partnership asset is adjusted pursuant to the provisions of this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Carrying Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Tax Matters Partner in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 5.9 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Partner’s Capital Account or share of Profits and Losses, other items, or Distributions pursuant to any provision of this Agreement.

ARTICLE VI

MANAGEMENT OF PARTNERSHIP AFFAIRS

6.1 Management and Control. The General Partner shall have the exclusive right and authority to manage the business of the Partnership, and is hereby authorized to take any action on behalf of the Partnership that the General Partner deems necessary, advisable or appropriate in accordance with the provisions of this Agreement and applicable law. The General Partner shall have full authority to act for and bind the Partnership. Persons dealing with the Partnership shall be entitled to rely conclusively upon the power and authority of the General Partner referred to in this Agreement. Subject to Section 6.2 hereof, the General Partner’s specific powers on behalf of the Partnership shall include, without limitation:

(a) Taking, performing and engaging in any and all actions and activities relating or incidental to the ownership, holding, development, construction, management, operating, leasing, financing, refinancing and/or sale or other disposition of Partnership Property, including without limitation contracting with others for the same and entering into and executing agreements consistent with the terms hereof and deemed by the General Partner to be necessary, advisable or appropriate for the proper acquisition, ownership, operation, sale and disposition of any and all Partnership Property or to perform effectively and properly its duties or to exercise its powers hereunder;

(b) Borrowing money from banks, other lending institutions, and other lenders (including any Partner) for any Partnership purpose, and in connection therewith issuing notes, debentures, and other debt securities and hypothecating and mortgaging the assets of the Partnership to secure repayment of the borrowed sums; and no bank, other lending institution, or other lender to which application is made for a loan shall be required to inquire as to the Partnership purposes for which such loan is sought; and as between the Partnership and such bank, other lending institution, or other lender, it shall be conclusively presumed that the proceeds of such loan are to be and will be used for the purposes authorized under this Agreement; and the signature of the General Partner shall be sufficient on all notes, debentures, mortgages and other similar or related documents.

(c) Entering into agreements and contracts with parties and giving receipts, releases, and discharges, with respect to all of the foregoing and any matters incident thereto as the General Partner may deem necessary, advisable or appropriate;

(d) Being reimbursed by the Partnership for all expenses incurred in conducting the Partnership’s business, all taxes (except income taxes) paid by the General Partner in connection with the Partnership business, and all out-of-pocket costs associated with the organization of the Partnership and the transfer of Partnership Property to the Partnership; and

(e) Doing on behalf of the Partnership all things which, in the General Partner’s sole judgment, are necessary, advisable or appropriate to carryout the aforementioned duties and responsibilities.

6.2 General Partner’s Restrictions. Notwithstanding Section 6.1 hereof, the General Partner shall not have the authority to do any of the following:

(a) Engage in any act in contravention of this Agreement;

(b) Confess a judgment against the Partnership in connection with any threatened or pending legal action;

(c) Possess any Partnership asset or assign the rights of the Partnership in a specific Partnership asset for other than a Partnership purpose;

(d) Dissolve the Partnership except in accordance with Article IX; or

(e) Amend this Agreement, except as provided in Section 11.9 hereof.

6.3 Duties of the General Partner. The General Partner shall use its best efforts and devote such time as the General Partner, in its sole discretion, deems necessary for purposes of carrying out the business of the Partnership, and shall promptly take all action that such General Partner, in its sole discretion, deems necessary, advisable or appropriate for the organization of the Partnership, the investment of Partnership funds and the protection of Partnership’s assets. In particular, the General Partner shall:

(a) Execute and file the Partnership’s Certificate of Limited Partnership with the Indiana Secretary of State and periodically file any necessary amendments to said Certificate;

(b) Cause the Partnership to obtain and keep in force insurance of such types, including but not limited to fire, extended coverage and public liability insurance, in such amounts and with such carriers as will, in the judgment of the General Partner, adequately protect the Partnership and its property;

(c) Use reasonable efforts to cause the Partnership to comply with all statutes and regulations governing the Partnership and its business operations and to cause all Partnership reports, documents and income tax reports to be prepared and timely filed with the appropriate authorities;

(d) Open and maintain bank accounts in the name of the Partnership, deposit therein all funds of the Partnership, arrange for withdrawals only upon the signature of the General Partner, or upon the signature of its designees, and use such funds solely for the business of the Partnership;

(e) Maintain at the expense of the Partnership complete and accurate books and records of account in which shall be entered all transactions and expenditures of the Partnership, and furnish to the Limited Partners annual tax information within 90 days after the end of each calendar year, containing information for the preparation of Partners’ income tax returns.

(f) Recognize a fiduciary responsibility for the safekeeping and use of all funds and assets of the Partnership, whether or not in their immediate possession or control; and not employ or permit another to employ such funds or assets in any manner except for the exclusive benefit of the Partnership.

6.4 Ratification of Acts. The Partners hereby ratify, affirm, acknowledge and agree to be bound by all acts heretofore performed and contracts heretofore entered into on behalf of the Partnership by the General Partner, or being performed or entered into contemporaneously with the execution of this Agreement. No party shall be required to inquire as to the purposes for which an act is performed, a contract is entered into or funds are used, it being conclusively presumed that such are to be and shall be used for purposes authorized under this Partnership Agreement.

6.5 Other Business of the General Partner and Affiliates. The General Partner shall not be required to manage the Partnership as its sole and exclusive function, and the General Partner and its Affiliates may have other business interests and may engage in other activities in addition to those relating to the Partnership. Neither the Partnership nor any Partner shall have any right by virtue of this Agreement or the partnership relationship created hereby in or to such other ventures or activities or to the income or proceeds derived therefrom, and the pursuit of such ventures, even if competitive with the business of the Partnership, shall not be deemed wrongful or improper.

6.6 Reimbursement to the General Partner. The General Partner shall be reimbursed by the Partnership for its out-of-pocket expenses reasonably incurred or paid by the General Partner on behalf of the Partnership.

6.7 Expenses of the Partnership. Except as otherwise specifically provided in this Agreement, all expenses of the Partnership may be billed directly to, and paid by, the Partnership.

6.8 Liability and Indemnification. The Partnership shall indemnify and hold harmless the General Partner and its Affiliates (collectively the “Indemnified Parties”) for, from and against any loss, expense, damage or injury suffered or sustained by any of them by reason of any errors in judgment, acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Partnership or in furtherance of the interests of the Partnership, including but not limited to any judgment, award, settlement, reasonable attorneys’ fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim, if the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based were for a purpose determined by such General Partner, in good faith, to be in the best interests of the Partnership and were not performed or omitted fraudulently or as a result of gross negligence or willful misconduct by such Indemnified Parties and were not in violation of such General Partner’s fiduciary obligations to the Partnership.

6.9 Actions Taken in Good Faith. The General Partner shall not be obligated to present any particular investment opportunity to the Partnership, even if such opportunity is of a character that might be suitable for the Partnership, nor shall the General Partner be liable, responsible or accountable in damages or otherwise to the Partnership or the Limited Partners for any action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partner by this Agreement or by law if the General Partner has determined, in good faith, that the course of conduct was in the best interests of the Partnership, unless such action or omission was performed or omitted fraudulently or constituted gross negligence or willful misconduct.

6.10 Admission of Additional General Partners. With the Affirmative Vote of the Limited Partners, the General Partner may at any time designate one or more Persons to be successor or additional general partners, with such participation in the General Partner’s Interest as the General Partner and such successors or additional general partners may agree upon, provided that the Interests of the Limited Partners shall not be affected thereby.

6.11 Status of the Limited Partner.

(a) No Limited Partner shall: (i) participate in the management or control of the Partnership’s business; (ii) transact any business for the Partnership; or (iii) have any power to act for or bind the Partnership, all such powers being vested solely and exclusively in the General Partner.

(b) No Limited Partner shall have personal liability in its capacity as a limited partner, whether to the Partnership, to the General Partner, or to creditors of the Partnership.

(c) The bankruptcy, dissolution or termination of the existence of a Limited Partner shall not cause a dissolution of the Partnership or a termination of the Partnership’s business.

ARTICLE VII

PARTNERSHIP ADMINISTRATION

7.1 Voting and Decisions by Partners and the Partnership. Unless otherwise provided in this Agreement, Partnership decisions and acts shall be made or performed by the General Partner. If there is more than one General Partner, such decisions shall be made by the General Partner or General Partners holding Interests representing more than 50% of the Participation Percentages held by all General Partners. Except as otherwise expressly provided herein, all acts or decisions of the Limited Partners required or permitted hereunder shall be by Affirmative Vote.

7.2 Partnership Meetings. Partnership meetings may be called upon notice by any General Partner or Limited Partner. Unless waived in writing by each Partner, the notice of a Partnership meeting shall be given by the Partner calling the meeting at least ten (10) days in advance to the other Partners, and shall state the name of the Person calling the meeting, the subject of the meeting, and the time and place of the meeting. Partnership meetings shall be held at the Partnership’s principal place of business, or such other location as the Partners agree on. Notwithstanding the foregoing, a written consent signed by all of the Partners shall be valid in lieu of a meeting.

ARTICLE VIII

WITHDRAWAL AND TRANSFER; ADMISSION OF NEW PARTNERS

8.1 General Prohibitions on Transfer. A Limited Partner’s Interest (whether or not the transferee becomes a Substitute Limited Partner) may not be sold, assigned, pledged, hypothecated or otherwise transferred by a Partner in any way (hereinafter collectively a “transfer”), either in whole or in part, whether by operation of law or otherwise, except for a transfer approved in advance by the General Partner and an Affirmative Vote of the Limited Partners. A transfer made in violation of this Section 8.1 shall be void and of no effect whatsoever; provided that if the Partnership is required to recognize a transfer that is made in violation of this Section 8.1 (or if the Partnership, in its sole discretion, elects to recognize a transfer made in violation of this Section 8.1) the Interest transferred shall be strictly limited to the transferor’s rights to allocations and Distributions as provided by this Agreement with respect to the transferred Interests, which allocations and Distributions may be applied (without limiting any other legal or equitable rights of the Partnership) to satisfy any debts, obligations or liabilities for damages that the transferor or transferee of such Interests may have to the Partnership.

8.2 Admission of Limited Partners. No new Limited Partners shall be admitted by the Partnership (other than by virtue of becoming a Substitute Limited Partner pursuant to the other provisions of this Article VIII), except with the unanimous consent of all Partners.

8.3 Conditions of Transfer. The right of a transferee of an Interest to become a Substitute Limited Partner shall be subject to the written consent of the General Partner, which consent may be granted or denied in the sole and absolute discretion of the General Partner (and prior to the giving of which consent, such substitution shall not be effective).

8.4 Transfer to an Affiliate. Notwithstanding any other provision hereof to the contrary, a Limited Partner may at any time, and from time to time, transfer its Interest, in whole or in part, to an Affiliate of such Limited Partner. Upon effectiveness of the transfer, the Affiliate transferee shall thereupon become a Substitute Limited Partner.

8.5 Rights of Transferee. Upon effectiveness of transfer of an Interest under Section 8.3 or 8.4 pursuant to which the transferee becomes a Substitute Limited Partner, the General Partner shall execute, file, and record with the appropriate governmental agencies such documents (including amendments to this Agreement and to the Certificate of Limited Partnership) as are required to accomplish the substitution of the transferee as a Substitute Limited Partner. The Partnership shall treat such Person entitled to become a Substitute Limited Partner as a Limited Partner with respect to the interests transferred from the date such transfer is effective under Section 8.3 or 8.4.

ARTICLE IX

DISSOLUTION AND WINDING-UP

9.1 Events Causing Dissolution. Upon the occurrence of December 31, 2050 or any one of the following events, the Partnership shall be immediately dissolved:

(a) The Bankruptcy, dissolution, termination, or withdrawal of the General Partner, unless the Partnership is continued pursuant to the provisions of Section 9.2;

(b) Disposition by the Partnership of all or substantially all of its assets;

(c) Upon the consent in writing by all Partners;

(d) The happening of any event which makes it unlawful for the Partnership’s business to be conducted; or

(e) The entry of a decree of judicial dissolution under IC 23-16-9-2.

No other event will cause the Partnership to be dissolved.

9.2 Bankruptcy, Dissolution, Termination, or Withdrawal of a General Partner.

(a) No General Partner shall voluntarily withdraw from the Partnership without sixty (60) days’ prior notice thereof to the Limited Partners, and the last remaining General Partner shall not voluntarily withdraw except with the Affirmative Vote of the Limited Partners. No General Partner may be removed by the Limited Partners.

(b) If there is more than one General Partner and one of the General Partners becomes Bankrupt, dissolves, terminates, or withdraws as provided herein, the Partnership shall not be dissolved and the remaining General Partner(s) shall continue the Partnership. In that event, the Interest of a Bankrupt, dissolved, terminated, or withdrawn General Partner will be converted to a Limited Partner Interest, which shall pass to the successors in interest of such General Partner.

(c) The Bankruptcy, dissolution, termination or withdrawal of the last remaining General Partner shall dissolve the Partnership unless the Limited Partners by Affirmative Vote agree to continue the Partnership within ninety (90) days after the occurrence of such consent. In the event all of the Limited Partners so agree to continue the Partnership, the Limited Partners by Affirmative Vote shall within such ninety (90) day period appoint a successor General Partner (which vote shall not require the concurrence of the last remaining General Partner) and the business of the Partnership shall continue. Until such successor General Partner has been appointed and accepted such appointment, the successor in interest to the dissolved, Bankrupt, terminated or withdrawn last remaining General Partner shall remain a General Partner. When the successor General Partner has been appointed and accepted such appointment, then unless such successor in interest and all of the Limited Partners by Affirmative Vote agree otherwise, the Interest held by such successor in interest shall be converted to a Limited Partner Interest. In the event the Limited Partners fail to agree to continue the Partnership and to appoint a successor General Partner within ninety (90) days after the dissolution, Bankruptcy, termination or withdrawal of the last remaining General Partner, the Partnership shall be dissolved and liquidated under Sections 9.3 and 9.4 hereof.

9.3 Winding Up of the Partnership. Upon the dissolution of the Partnership, the General Partner shall wind up the affairs and sell or otherwise dispose all of the Partnership Property. The General Partner shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Partnership Property pursuant to such liquidation, giving due regard to the activities and condition of the relevant market and general, financial and economic conditions. The Partners shall continue to share Profits and Losses during the period of liquidation in the same proportions as before the dissolution.

9.4 Distribution of Proceeds. Following the payment of all debts and liabilities of the Partnership and all expenses of liquidation and subject to the right of the General Partner to set up such Reserves as it may deem reasonably necessary for any known, contingent or unforeseen liabilities or obligations of the Partnership, the cash proceeds of the liquidation of the Partnership (or any Partner’s Interest in the Partnership) shall be distributed to the Partners in accordance with their positive Capital Accounts as determined after taking into account all Capital Account adjustments for the taxable year during which such liquidation occurs, as required by Treas. Reg. Section 1.704-1(b), with such adjustments to be made within the time specified by such Regulation (other than those made pursuant to this Section 9.4 and Section 9.5 of this Agreement), by the end of such taxable year (or, if later, within 90 days after the date of liquidation).

9.5 Payment of Capital Account Deficits. If the General Partner has a deficit balance in its Capital Account following the liquidation of its Interest in the Partnership, as determined after taking into account all Capital Account adjustments for the Partnership’s taxable year during which such liquidation occurs (other than those made pursuant to this Section 9.5 of the Partnership Agreement), such General Partner is unconditionally obligated to restore the amount of such deficit balance to the Partnership by the end of such taxable year (or, if later, within 90 days after the date of such liquidation), which amount shall, upon liquidation of the Partnership, be paid to creditors of the Partnership or distributed to the other Partners in accordance with their positive Capital Account balances.

9.6 Final Report. Within a reasonable time following the completion of the liquidation of the Partnership, the General Partner shall supply to each of the Partners a statement which shall set forth the assets and the liabilities of the Partnership as of the date of complete liquidation and each Partner’s pro rata portion of Distributions.

9.7 Certificate of Cancellation. Upon the completion of the liquidation of the Partnership and the distribution of all Partnership funds, the Partnership shall terminate and the General Partner shall have the authority to execute and file a Certificate of Cancellation of the Partnership as well as any and all other documents required to effectuate the dissolution and termination of the Partnership.

ARTICLE X

BOOKS, ACCOUNTING AND TAX DECISIONS

10.1 Books and Records. The General Partner shall maintain or cause to be maintained at the Partnership’s principal place of business and at such other locations required by law complete and accurate books and records with respect to all Partnership business transactions. Each Limited Partner shall have the right to inspect and copy the Partnership’s records in accordance with the Act.

10.2 Fiscal Year and Method of Accounting. Unless otherwise required under Section 706 of the Code, or as determined by the General Partner, the Partnership’s fiscal year for both tax and financial reporting purposes shall end on the last day of August. The method of accounting shall be the accrual method for both tax and financial reporting purposes, unless the General Partner determines otherwise.

10.3 Tax Elections. The General Partner shall have the sole discretion and authority to make or revoke any elections on behalf of the Partnership for tax purposes, including but not limited to, the election referred to in Section 734, 743 and 754 of the Code or any successor provisions. Each of the Partners, upon request, shall supply such information as may be necessary to give proper effect to any such election.

10.4 Tax Matters Partner. If the Partnership is required to have a tax matters Partner under Section 6231 of the Code and corresponding Treasury Regulations, the General Partner is designated as the tax matters Partner of the Partnership. If there is more than one General Partner, the tax matters partner shall be Versa Technologies, Inc. as long as it serves as a General Partner.

ARTICLE XI

MISCELLANEOUS

11.1 Bank Accounts. Partnership funds shall be deposited in the name of the Partnership in one or more accounts designated by the General Partner, and withdrawals shall be made only by Persons duly authorized by the General Partner.

11.2 Notices. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be deemed to have been delivered, given and received for all purposes (1) on the date of personal delivery if delivered personally to the Person or to an officer of the Person to whom the same is directed or (2) on the date of mailing, whether or not the same is actually received, if sent by registered or certified mail, postage and charges prepaid, addressed as follows, or to such other address as such Person may from time to time specify by notice to the Partnership and the Partners:

(a) If to the Partnership, to the address of its principal place of business set forth in Section 2.4 hereof; or

(b) If to a Partner, to the appropriate address set forth in Sections 3.1 and 3.2 hereof.

11.3 Choice of Law and Severability. This Agreement shall be construed in accordance with the internal laws of the State of Indiana. If any provision of this Agreement shall be contrary to the laws of Indiana or any other applicable law, at the present time or in the future, such provision shall be deemed null and void, but the same shall not affect the legality of the remaining provisions of this Agreement. This Agreement shall be deemed to be modified and amended so as to be in compliance with applicable law and this Agreement shall then be construed so as to best serve the intention of the parties at the time of the execution of this Agreement.

11.4 Captions, Gender and Number. The captions in this Agreement are inserted only as a matter of convenience and in no way affect the terms or intent of any provisions of this Agreement. All defined phrases, pronouns and other variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the actual identity of the organization, Person or Persons may require.

11.5 Counterparts. This Agreement may be executed in counterparts. Each such counterpart shall be considered an original, and all of such counterparts shall constitute a single agreement binding the parties as if they had signed a single document.

11.6 Binding Effect. Except as provided to the contrary herein, the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the Partners and their respective successors and permitted assigns, and heirs and legal representatives, as applicable.

11.7 Entire Agreement. This Agreement constitutes the entire agreement among these Partners regarding its subject matter as of the date hereof, and supersedes all prior and contemporaneous agreements, statements, understandings and representations of the parties with respect thereto.

11.8 Rights of Creditors. The provisions of this Agreement are not intended to be for the benefit of any creditor (other than a Partner), or any Person (other than a Partner) to whom any debts, liabilities or obligations are owed, or who otherwise has a claim against, the Partnership or a Partner, and no such creditor or other Person shall have any rights under such provisions or shall by reason of such provisions make any claim against the Partnership or a Partner in respect of any of the aforesaid debts, liabilities or obligations.

11.9 Amendments. Except as otherwise required by law, this Agreement may be amended by the General Partner in any respect upon the Affirmative Vote of the Limited Partners, except that this Agreement may not be amended without the vote or written consent of all Limited Partners so as to: (a) Convert any Limited Partner into a General Partner; (b) Modify the limited liability of any Limited Partner; (c) Alter the Interest or Participation Percentage of any General or Limited Partner, including without limitation any right to vote and any interest in Profits or Losses or in Distributions of the Partnership; or (d) Change any of the percentage voting requirements set forth in this Agreement.

11.10 Certificates Representing Interests. The General Partner may determine that the Interests shall be evidenced by certificates, in which event they may from time to time prescribe rules relating thereto, including without limitation the form of such certificates and the manner of transfer and registration thereof, subject to the applicable provisions of the Act.

IN WITNESS WHEREOF, the parties have entered into this Limited Partnership Agreement as of the date first written above.

GENERAL PARTNER:

VERSA TECHNOLOGIES, INC.

By:	/s/ Authorized Signer

Its:	Assistant Secretary

LIMITED PARTNERS:

ACTUANT INVESTMENTS INC.

By:	/s/ Authorized Signer

Its:	President

ACTUANT CORPORATION

By:	/s/ Authorized Signer

Its:	Assistant Secretary